EXHIBIT 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-158705) and related Prospectus of Icahn Enterprises L.P. for the registration of depositary units, preferred units, debt securities, warrants, and guarantees of debt securities and to the incorporation by reference therein of our reports dated February 23, 2010, with respect to the consolidated financial statements of Federal-Mogul Corporation and subsidiaries and the effectiveness of internal control over financial reporting of Federal-Mogul Corporation, included in Icahn Enterprises L.P.’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 3, 2010.

/s/ Ernst & Young LLP

Detroit, Michigan
April 12, 2010